BLUE MOOSE MEDIA, INC.

3113 St. Christopher Ct.

Antioch, CA  94509

November 18, 2009

Mr. Ryan Houseal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

Blue Moose Media, Inc.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed October 2, 2009

File No. 000-53769

Form 10-Q for Quarterly Period Ended September 30, 2009

Filed November 12, 2009

File No. 000-53769

Dear Mr. Houseal:

Blue Moose Media, Inc., (the “Company”), has received your comment letter dated November 17, 2009 (“comment letter”) pertaining to the above referenced amended registration statement on Form 10 (the “Registration Statement”) and our Form 10-Q for the Quarterly Period Ended September 30, 2009.  Amendment No. 1 to the Form 10-Q (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  We have filed our amended Form 10-Q on EDGAR. To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-Q for Quarterly Period Ended September 30, 2009

Item 4T. Controls and Procedures, page 11

1.

Please revise to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a- 15(e) or Rule 15d- 15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 1 3a- 15(b) or Rule 15d- 15 under the Exchange Act. See Item 307 of Regulation S-K.

RESPONSE:

We have revised our 10-Q report to include the required disclosure on disclosure controls and procedures.

Item 6. Exhibits and Reports

Exhibit No. 31

2.

We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(3 1) of Regulation S-K. Please amend your filing and revise this certification to include the complete introductory language of paragraph 4 of Item 601 (b)(3 1) of Regulation S-K. In this regard, we note your disclosure on page 11 that your Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13(a)-l5(f)).

RESPONSE:

We have amended our Exhibit No. 31 certification to include the complete introductory language of paragraph 4.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BLUE MOOSE MEDIA, INC.

Jason D. Davis

President

2